07022495

30 March 2007

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2007
WASH. D.C.
210

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		10:14 30 Mar 07		

Full Announcement Text

The Company has today received notification from the Capital Group International, Inc. on behalf of its subsidiary companies, Capital Guardian Trust Company (USA), Capital International, Inc.(USA and Singapore), Capital International Limited (UK), Capital International S.A. (Switzerland), and Capital International KK (Japan) that they have in-direct interests in 22,981,831 (previously 25,994,098) Trinity Mirror plc Ordinary Shares, representing 7.8393% (previously 8.867%) of the issued share capital.

END

status list

Capital Group International, Inc.

Capital Group International, Inc.
333 South Hope Street
Los Angeles, CA 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

BY FACSIMILE AND POST
(44 207 293 3373)

29 March 2007

Trinity Mirror plc
Attn: Paul Vickers
One Canada Square
Canary Wharf
London E14 5AP

Re: Disclosure of Interest in Trinity Mirror plc

Dear Paul Vickers:

Enclosed is a Directive Transparency Report dated 28 March 2007 for our reportable holdings in Trinity Mirror plc.

Capital Group International, Inc. ("CGII") is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S.; Capital International, Inc. in the U.S. and Singapore; Capital International Limited in the United Kingdom; Capital International S.A. in Switzerland; Capital International K.K. in Japan. Neither CGII nor any of its subsidiaries own shares of Trinity Mirror plc for their own account. Rather, the shares reported in this disclosure are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. For a description of our organization, please visit our Web site at www.capgroup.com

For the purposes of this Notification the issuer's total voting rights of 293,160,681 was used to calculate the percentages of holdings of the relevant voting rights which determine the notifiable interest. We believe the issuer's total voting rights is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Report.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

22,981,831
~~[illegible]~~
sold 3,012,267
7.8393%

Regards,

CA

Christopher Aquino
Compliance Associate

cc: Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:	Trinity Mirror plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): ______________________	☐
3. Full name of person(s) subject to the notification obligation [iii]:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	28 March 2007
6. Date on which the issuer notified:	29 March 2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	

A: Voting rights attached to shares								
Class/type of shares (If possible using the ISIN CODE)	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]					
	Number of shares	Number of voting rights [viii]	Number of shares		Number of voting rights [ix]		% of voting rights	
			Direct	Indirect	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares	23,541,080	23,541,080		22,981,831		22,981,831		7.8393%

B: Financial Instruments				
Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/Conversion Period/Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
22,981,831	7.8393%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
9. Name of the proxy holder:	
10. Number of voting rights proxy holder will cease to hold:	
11. Date on which proxy holder will cease to hold voting rights:	

12. Additional information:	
13. Contact Name:	
14. Contact telephone number:	

Annex Notification of Major Interests in Shares [xvi]	
A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Capital Group International, Inc.
Contact address (registered office for legal entities)	11100 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	Christopher Aquino
Contact address	11100 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 486 – 9698 Email: GRGroup@capgroup.com

C: Additional Information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

As of 28 March 2007

Trinity Mirror plc

	Number of Shares	Percent of Outstanding
Capital Group International, Inc. ("CGII") holdings	**22,981,831**	**7.839%**
Holdings by CGII Management Companies and Funds:		
• Capital Guardian Trust Company	2,413,179	0.823%
• Capital International Limited	15,036,056	5.129%
• Capital International S.A.	5,147,506	1.756%
• Capital International, Inc.	385,090	0.131%

Schedule A

END